MANAGEMENT’S DISCUSSION AND ANALYSIS
SEPTEMBER 30, 2007

SOUTHWESTERN RESOURCES CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE
AND NINE MONTHS ENDED SEPTEMBER 30, 2007

This Management's Discussion and Analysis (”MD&A”), made as of November 6, 2007, is integral to and should be read in conjunction with Southwestern Resources Corp.’s (the “Company” or “Southwestern”) unaudited consolidated financial statements for the three and nine months ended September 30, 2007 and the Company's audited consolidated financial statements for the year ended December 31, 2006. The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles.  These documents, and additional information relating to the Company, are available for viewing at www.sedar.com.  All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

All statements made in this MD&A, other than statements of historical fact, are forward-looking statements.  The words "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "will", "would", "should", "guidance", "potential", "continue", "project", "forecast", "confident", "prospects", and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates.  These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licences, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Administrators.  Reference should be made to the section entitled "Risk Factors" contained in the Annual Information Form of the Company dated March 19, 2007 for a detailed description of the risks and uncertainties relating to the business of the Company.  These risks, as well as others, could cause actual results and events to vary significantly.  The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

DESCRIPTION OF BUSINESS

Southwestern is a exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially those with the potential to host gold, silver and base metals, and is currently active in China and Peru.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario and trades on the Toronto Stock Exchange under the symbol "SWG".

The Company conducts its exploration independently as well as through joint venture agreements.  The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn or maintain a controlling interest in a project owned by a third party.

On April 5, 2007, the Company appointed Patrick Downey to its Board of Directors and on July 23, 2007, Mr. Downey resigned to focus on other business commitments.

On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO, and Director of the Company on June 19, 2007.

2       Southwestern Resources Corp.

On July 23, 2007, the Company adopted a Shareholder Rights Plan (the "Rights Plan").  The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Company. Provisions of the Rights Plan include the limitation on shareholder ownership at 20% of the outstanding common shares in the absence of a take-over bid for all outstanding common shares and a requirement for a take-over bid to be open for a minimum of 60 days. The Rights Plan is effective immediately and must be ratified by shareholders within six months of its adoption date.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec, where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented drilling results and other data information relating to the Boka Project.  The Company intends to vigorously defend itself against such claims.  The consolidated financial statements as at September 30, 2007 do not include any provision for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of this MD&A.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover all damages and losses caused to the Company.

MINERAL PROPERTIES

CHINA

BOKA PROJECT
On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and has initiated a detailed review.  Such review included checking and confirming the Company’s database for the Boka Project against the underlying official assay certificates to achieve a validated database. On August 27, 2007, the Company announced that based on this work to date and its preliminary analysis of the then largely validated database, the Company believes that the Mineral Resource at the Boka Project is significantly less than previously reported, but there are still indications of gold mineralization in drill-holes and historical mine workings.  As a result, the Company had commissioned an independent mining consulting company to prepare a new Mineral Resource estimate and accompanying NI 43-101 Technical Report (the “Technical Report”) for the Boka Project. On November 2, 2007, the Company announced the results of a completed Inferred Mineral Resource estimate based on composited  drillhole assay data from the reconstructed and validated assay database for the Boka Project. Adit assay data was not taken into account or included in the Mineral Resource estimate, as the consultants could not verify a meaningful amount of the assay data pertaining to the adits.

The independent mining consultants believe there is upside potential to the Mineral Resource. They note that there are indications of mineralization at depth beneath the Boka 1N and Boka 1S zones, and at depth in the relatively sparsely drilled area between the two zones.  The consultants also recommended a work program which included: (a) additional infill drilling that achieves an effective 25 metre drillhole spacing to improve the understanding of the structural controls on mineralization and geological confidence level; and (b) investigating the option of opening up one or more of the adits to facilitate targeted underground drilling to: (i) define and quantify the potentially higher grade mineralization contained in the adit sampling areas; and (ii) improve the structural model and to collect bulk samples for analysis to improve confidence in the Mineral Resource estimate. The Technical Report was completed and filed on November 9, 2007 and is available on SEDAR.

Total expenditures on the Boka Project for the nine month period ended September 30, 2007 was $6.8 million, of which $1.9 million was spent during the third quarter. The majority of the expenditures related to drilling and the pre-feasibility study. The exploration concessions and mining licences that make up the Boka Project are currently in good standing.  The Boka Project is recorded at a carrying value of $42.8 million as at September 30, 2007 which represents unamortized costs and do not necessarily reflect present or future values. The Company considered the carrying value of the Boka Project as at September 30, 2007 in accordance with Canadian generally accepted accounting principles and determined that the carrying value is appropriate and that no impairment charge should be recorded.  The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in an impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

Southwestern Resources Corp.       3

YUNNAN GOLD JOINT VENTURE
The Company, through a wholly-owned subsidiary, and its joint venture partner, Newmont Overseas Exploration Limited (“Newmont”) completed an evaluation of a 62,000 square kilometre area of interest in Western Yunnan Province, China.  As a result of the evaluation, Newmont terminated the joint venture in September 2007 which resulted in the Company writing off $860,000 in expenditures.

PERU
LIAM PROJECT
The Liam Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 286,110 hectares of exploration concessions.  Located in the Tertiary Volcanic Belt of southern Peru, about 170 kilometres northwest of Arequipa, the Liam Project area hosts 14 known gold and silver mineralized zones of various genetic types, some of which are described below, discovered during regional exploration. The area lies within the Peruvian Altiplano at an altitude of 4,470 to 5,370 metres and is accessible by road from the mining town of Orcopampa, which has an airstrip allowing for chartered aircraft access. It is a two-hour drive on maintained gravel roads from Orcopampa to the Liam Project which is also accessible by a network of road systems from Lima.

Cerro Crespo/Cerro Queshca

The Liam joint venture completed 10,000 metres of drilling on this high sulphidation silver-gold project, the results of which indicate that the northwest-southeast trending Cerro Crespo ridge is entirely mineralized. The ridge is comprised of hydrothermal and magmatic breccias with massive and vuggy silica and silica-alunite alteration assemblages.  The cross-cutting breccias commonly carry high-grade silver zones. The Cerro Crespo mineralized zone was block modelled and preliminary pit shells were generated by the partners suggesting that under an open pit mining scenario, the waste to ore strip ratio would be very low.

Cerro Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold/silver mineralization associated with typical high sulphidation vuggy silica. In places, the Queshca gold mineralization is high grade in zones associated with late hematite fracture fillings. Drilling has shown the six zones to be isolated, and these zones are possibly remnants of an eroded much larger high sulphidation epithermal system.

The Company and its partner are determining the most beneficial manner to advance Crespo and Queshca.

Numa West

Numa West was discovered in 2006 and consists of silver and lead/zinc mineralization within a 2,500-metre long zone of limestone with multiple, near-vertical breccia and replacement horizons up to 50 metres wide. New channel sampling on 25 metre spaced lines was completed over the entire length of the zone, totalling 1,243 samples. Two hundred seventy-seven samples contain over 30 grams per tonne silver, with 53 samples containing over 301 grams per tonne silver.  The mineralization at surface is oxidized and consists of well developed limonite/goethite and other oxides.  A ten-hole first phase diamond drill program by the partner is underway to test the mineralized zones at depth.

Aluja

Aluja was discovered in 2006 and is a strongly developed high sulphidation epithermal gold system hosted within altered volcanic rocks. The alteration covers 2.0 x 1.5 kilometres and consists of variable silica types, including large areas of upper level granular silica. The breccia bodies that cross cut the granular silica zones contain up to 54 grams per tonne gold. A 24.1 kilometre access road was completed to the project and project camp was established. Induced polarization and magnetic geophysical surveying was completed and mapping and sampling is on-going, with first pass drilling by the Partner planned for the fourth quarter of 2007.

Carmen

Carmen was discovered in 2006 and is a high sulphidation system with an altered footprint of 3.0 x 1.5 kilometres. Silica bodies and breccias contain up to 0.96 grams per tonne gold. Construction of an access road is planned for the fourth quarter of 2007 and depending on the timing of the road completion and on-going fieldwork, first pass drilling by the partner is planned to be completed in the fourth quarter of 2007.

4       Southwestern Resources Corp.

Huacullo

Huacullo is comprised of multiple, volcanic-hosted, epithermal veins and breccia zones trending northwest-southeast. Five separate vein/breccia systems have been identified, the largest extending for 2,000 metres and varying between one to 20 metres in width. Vein textures and trace element geochemistry are similar to veins being mined elsewhere in the district.

Four drill holes spaced 150 to 700 metres apart were completed on the largest vein, and one hole was drilled in each of the four other veins. Results from this phase of drilling were positive with one hole in the southernmost vein system returning an intersection of 1.05 metres grading 22.4 grams per tonne gold and 70.60 grams per tonne silver. Several other holes contained narrow (0.45 to 1.62 metres) intersections of over 100 grams per tonne silver. Four or five additional holes are planned for the fourth quarter by the partner.

PACOBAMBA
Pacobamba consists of a 2.5 x 0.4 kilometre area of intensely altered volcanic rocks, intrusive dikes and hydrothermal breccias, surrounded by strongly silicified limestone. The breccia bodies contain up to 4.4 grams per tonne gold. Induced polarization and magnetic geophysical surveying was completed on the project and suggest that the altered zones extend to depths greater than 150 metres. Mapping and sampling is underway. A new zone of strong skarn mineralization with up to 9.0 % copper and 4.4 grams per tonne gold was recently identified approximately 2.0 kilometres to the northwest of the gold zone. The skarn zone is also approximately 400 metres lower than the gold zone. A community access agreement was reached and first pass drilling of 8 to 12 holes by Southwestern is planned during the fourth quarter of 2007.

PACAPAUSAPROJECT
Pacapausa comprises 7,933 hectares of exploration concessions located immediately south of the Explorador Mine. The project is subject to an option agreement with Minera Oro Vega S.A.C. ("Oro Vega"), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest in the project by meeting certain work commitments, completing a feasibility study, and financing the project into production. Oro Vega has fulfilled the requirements to exercise the first option, which included investing a total of US $1,000,000 and drilling 1,000 metres in the project, and Oro Vega and Southwestern will form a new 50/50 company to hold the property. Oro Vega has the option to earn up to 70% interest in the project by meeting additional work commitments.

Five target areas have been defined on the project each consisting of epithermal silver and gold mineralization within vein, stockwork and breccia zones. Surface sampling has defined several areas of high-grade silver. Eleven drill holes totalling 2,082 metres were completed during the first quarter. As reported by Oro Vega, highlights of the results include: 10.8 metres of 212 grams per tonne silver in hole PACA-009; 1.5 metres of 548 grams per tonne silver in hole PACA-001; and 4.8 metres of 100 grams per tonne silver in PACA-005. For further details see the news release dated April 26, 2007.  Oro Vega plans to complete four or five additional holes on the project in the fourth quarter of 2007 to test the strike length and depth extent of the significant PACA-001 intersection.

MILLO-AZUCAR PROJECT
This project, a joint venture with Meridian Gold Inc., is comprised of 6,700 hectares and is located 570 kilometres southeast of Lima. Meridian is earning a 70% interest in the project by funding all exploration costs through the completion of a pre-feasibility study. The Millo – Azucar Project is comprised of both a high sulphidation system and epithermal veins at Millo and a series of epithermal veins at Azucar.

First phase drilling on the project consisted of twelve holes at the Millo epithermal vein system that were completed in January 2007. The first phase results are highlighted by the following drill intersections: 20.30 metres of 317 grams per tonne silver and 2.65 grams per tonne gold in hole PTT-004, 17.30 metres of 162 grams per tonne silver and 1.80 grams per tonne gold in PTT-005 and 0.70 metres of 814 grams per tonne silver and 27.10 grams per tonne gold in PTT-007. All vein intersections are open and several veins were drilled. See Southwestern press release of February 1, 2007 for detailed results of the first phase drilling.

The second phase drill program, which is underway, consists of eleven holes (approximately 3,200 metres) at Millo, which includes nine holes at the high sulphidation target and two additional holes at the previously drilled epithermal vein zone.

Southwestern Resources Corp.       5

SAMI PROJECT
Sami consists of 9,900 hectares and is located in the Ayacucho Department of south-central Peru and is being operated by Minera Penoles de Peru S.A. (“Penoles”). Penoles can earn a 50% interest in the Sami Project by incurring exploration expenditures of US $1 million over a three-year period, including a commitment of $250,000 in exploration expenditures and 1,500 metres of drilling the first year. Once Penoles has fulfilled those requirements, a 50/50 joint venture will be formed to further explore the Project, with Penoles as operator.  Penoles may earn up to a 60% interest in Sami by meeting other work commitments, including completing a bankable feasibility study.
The project consists of two high sulphidation targets, Sami Este and Loclosa. Sami Este consists of a 2.0 by 0.5 kilometre area of strongly developed silicification, vuggy silica and hydrothermal breccias. Surface rock chip samples from Sami Este have identified a significant gold anomaly with values up to 0.81 grams per tonne gold. A first pass drill program by Penoles is underway and consists of six to eight holes.

ANTAY PROJECT
The 31,100 hectare Antay copper-molybdenum porphyry project is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from Cuzco, 150 kilometres to the northeast.  Antay is 100% owned by Southwestern since the option agreement with Anglo American Exploration Peru S.A. ("Anglo") was terminated in July 2007, due to unsuccessful efforts to secure a community access agreement to the Sayta porphyry prospect, which is situated in the northern section of the Project. Southwestern had community approval to carry out fieldwork at Sayta prior to entering into the option agreement with Anglo and has commenced efforts for access again. Through various informational meetings, most of the community is in favour of exploring the project and a signed access agreement is anticipated during the fourth quarter of 2007.

ALPACOCHA PROJECT
This project (formerly “Antilla Cluster Project”) is a 100% Southwestern-owned porphyry copper-gold project, located within the Tintaya-Bambas Copper Gold Belt and consists of 23,300 hectares.   Based on the results of mapping, sampling and geophysical surveying, three target areas are drill ready: Quihurii, Alpacocha and Usillo. Surface rock chip sampling has returned up to 9% copper, 334 parts per million ("ppm") molybdenum and 2.4 ppm gold.  Induced polarization surveying indicates strong chargeability anomalies extending to over 300 metres at depth.

CRISTO DE LOS ANDES PROJECT
This 6,400 hectare copper-gold porphyry project is also within the Tintaya-Bambas Copper Gold Belt and is 100% owned by Southwestern. The project was first identified by Southwestern in 1992-1993 and was subsequently explored and drilled by two joint venture partners in 1994 and 1996. A total of 33 shallow holes were drilled on various targets and only weakly anomalous copper values were intersected. However, a reinterpretation of geological and geophysical data by Southwestern in 2006 resulted in the identification of three large chargeability anomalies, up to 1 kilometre in diameter, that have not been drilled. Additional fieldwork and geophysical surveying by Southwestern in 2007 confirmed and extended the anomalies with new rock-chip samples, some of which returning assays over 1% copper.

JOSNITORO
This project is located in south-central Peru, 100% controlled by Southwestern and is comprised of 18,090 hectares of claims. The project consists of both a high grade silver-rich limestone-hosted zone and a gold-copper rich intrusive hosted zone. Samples from outcrop in the limestone-hosted target contain up to 360 grams per tonne silver, 32.2% zinc and 15% lead. The project is currently being evaluated for further exploration by Zincore Metals Inc., of which Southwestern has a 49.3% interest.

GENERATIVE EXPLORATION
Southwestern is continuing to aggressively explore Peru and generating new projects in Southern Peru. Target types include porphyries, skarns, high and low sulfidation epithermal systems and veins, mesothermal gold and copper veins and polymetallic veins. These new zones are in the process of being evaluated.

Southwestern controls a total of 236,019 hectares of claims in Peru outside of current joint venture areas. Hectares of claims within joint venture areas, in the name of joint venture partners and Southwestern, total 324,676 hectares.  During 2007, 79,328 total hectares were staked to cover prospective targets and includes 12,900 hectares, which were staked in the third quarter of 2007.

CHANGE IN ACCOUNTING FOR THE INVESTMENT IN ZINCORE METALS INC.
In April 2007, the Company sold 500,000 common shares of Zincore Metals Inc. ("Zincore") for gross proceeds of $350,000. This sale reduced the Company's interest in Zincore from 50.4% to 49.7%.  As a result of the reduction of the Company's interest and resulting loss of control, the assets and liabilities of Zincore were no longer consolidated in the Company's balance sheet effective April 1, 2007.  The exclusion of the assets and liabilities of Zincore from the Company's consolidation and the investment carrying value at September 30, 2007 are detailed as follows:

6       Southwestern Resources Corp.

As at September 30, 2007
(in thousands)
CASH	$15,378
EXPLORATION ADVANCES AND OTHER RECEIVABLES	171
OTHER ASSETS	75
PROPERTY, PLANT AND EQUIPMENT	146
RESOURCE PROPERTIES	5,774
21,544
ACCOUNTS PAYABLE AND ACCRUED CHARGES	(662)
NON-CONTROLLING INTEREST	(10,360)
INVESTMENT AS AT APRIL 1, 2007	$10,522
SALE OF SHARES	(136)
EQUITY IN LOSS (APRIL 1, 2007 TO SEPTEMBER 30, 2007)	(755)
GAIN ON DILUTION	74
INVESTMENT AS AT SEPTEMBER 30, 2007	$9,705

RESULTS OF OPERATIONS

The Company's consolidated net loss for the three and nine month periods ended September 30, 2007 was $5.5 million or $0.12 per share and $10.6 million or $0.23 per share, respectively. This is compared to $1.4 million or $0.03 per share and $7.9 million or $0.17 per share during the same periods in 2006.  The increase in the current three-month period net loss was due to significantly higher legal fees and mineral property write-offs as well as higher foreign exchange losses and lower interest income. There was an increase in the loss for the nine month period primarily due to the same reasons as well as higher losses due to the equity in operations of Zincore and higher exploration expenditures of a reconnaissance nature.

Effective January 1, 2007, the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work.  The allocation for the three and nine month periods ended September 30, 2007 and 2006 were as follows:

	Three Months Ended September 30, 2007			Three Months Ended September 30, 2006
	Southwestern	Zincore	Total	Southwestern	Zincore	Total
(in thousands)
SALARIES AND BENEFITS	$(187)	$-	$(187)	$342	$-	$342
CONSULTING	(49)	-	(49)	462	-	462
GENERAL EXPLORATION	75	-	75	127	-	127
TOTAL STOCK-BASED COMPENSATION	$(161)	$-	$(161)	$931	$-	$931

As a result of stock option cancellations during the three month period ended September 30, 2007, stock-based compensation expense recorded for unvested options was reversed.

	Nine Months Ended September 30, 2007			Nine Months Ended September 30, 2006
	Southwestern	Zincore	Total	Southwestern	Zincore	Total
(in thousands)
SALARIES AND BENEFITS	$580	$80	$660	$1,651	$-	$1,651
CONSULTING	1,134	147	1,281	2,265	-	2,265
GENERAL EXPLORATION	1,667	109	1,776	752	-	752
TOTAL STOCK-BASED COMPENSATION	$3,381	$336	$3,717	$4,668	$-	$4,668

Southwestern Resources Corp.       7

The stock-based compensation expense was calculated using the Black-Scholes option pricing model.  A weighted average grant-date fair value of $3.37 (September 30, 2006 - $5.97) for each option grant was estimated using the following weighted-average assumptions:  no dividends are to be paid; expected volatility of 53% (September 30, 2006 - 54%); risk-free interest rate of 4.0% (September 30, 2006 – 4.0%) and expected life of 3.4 years (September 30, 2006 – 3.5 years).

General and administrative expenses for the three month period ended September 30, 2007 was higher compared to the same period in 2006 due to higher legal fees as a result of both the lawsuits against the Company and the Company’s lawsuit against its former President, and former General Manager of the Boka Project. This significant increase was partially offset by lower stock-based compensation as a result of the cancellation of a significant number of non-vested options and the corresponding reversal of stock-based compensation expense related to these unvested options. During the nine month period ended September 30, 2007 there was an increase of $278,000 compared to the same period in 2006, primarily the result of higher legal fees due to the litigation the Company is involved with, and additional investor relations and travel which was partially offset by lower stock-based compensation.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars.  The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures.  Foreign exchange losses of  $602,000 and $1.8 million were significantly higher during the three and nine month periods ended September 30, 2007, respectively,  compared to the same periods in 2006 due to the strengthening of the Canadian dollar during the periods.

General exploration expense relates to expenditures of a generative nature, costs of maintaining the Company's foreign exploration offices and stock-based compensation for consultants and employees performing exploration work.  There was an increase of $163,000 and $2.2 million during the three and nine month periods ended September 30, 2007 when compared to the same periods in 2006. This was due to increased reconnaissance work in China and Peru partially offset by lower stock based compensation as a result of the cancellation of stock options during the three month period ended September 30, 2007. The increase when comparing the nine month periods was due to higher stock-based compensation and the consolidation of Zincore during the first quarter of 2007.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower during the three and nine month periods ended September 30, 2007 due to lower average cash balances.

During the nine month period ended September 30, 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore Gold Corp. (“Lake Shore”). The Company sold two million shares of Lake Shore for proceeds of $4.9 million.  As well, the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000.

Equity in operations of affiliated companies represents the Company's share of net losses for the reporting period in a significantly influenced company. During the three and nine month periods ended September 30, 2007 there was a loss due to the recording of Zincore's losses beginning on April 1, 2007. Beginning on July 1, 2007 the Company changed its method of accounting for its investment in Superior Diamonds Inc. (“Superior”) to the cost method. The Company determined that it no longer has significant influence and therefore no longer records its portion of Superior’s results of operations. The Company now treats the investment as available-for-sale and records the changes in market price in comprehensive loss.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007.

During the three month period ended September 30, 2007, the Company received notice that Newmont Overseas Limited (“Newmont”) was terminating its joint venture with the Company relating to the Yunnan Gold Project in China.  As a result, the Company wrote off mineral property expenditures totalling $860,000.  As well, additional costs totalling $716,000 were written off relating to various non-core projects in China and Peru during the nine month period.   During the nine month period ended September 30, 2006, expenditures totalling $523,000 relating to the Minispata Property and various other non-core projects in Peru were written off.

QUARTERLY FINANCIAL INFORMATION
The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.

8       Southwestern Resources Corp.

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

FISCAL QUARTER ENDED	3rd Quarter September 30, 2007	2nd Quarter June 30, 2007	1st Quarter March 31, 2007	4th Quarter December 31, 2006
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$368	$429	$636	$677
NET (LOSS) EARNINGS	$(5,514)	$(3,990)	$(1,063)	$6,424
(LOSS) EARNINGS PER SHARE*- BASIC AND DILUTED	$(0.12)	$(0.09)	$(0.02)	$0.14

FISCAL QUARTER ENDED	3rd Quarter September 30, 2006	2nd Quarter June 30, 2006	1st Quarter March 31, 2006	4th Quarter December 31, 2005
(in thousands, except per share amounts)
INTEREST AND OTHER INCOME	$537	$607	$512	$460
NET (LOSS) EARNINGS	$(1,369)	$(2,830)	$(3,675)	$(779)
(LOSS) EARNINGS PER SHARE*- BASIC AND DILUTED	$(0.03)	$(0.06)	$(0.08)	$(0.02)
* Loss per share is calculated based on the weighted average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters.  The difference in the second quarters was primarily the result of the equity in the operations of Zincore. The main difference in the first quarters was due to a gain on the sale of an investment recorded in March 2007.  The variation between the fourth quarters is mainly due to higher gains from the sale of investments and a large gain on dilution of the Company's investment in Zincore.  In the third quarter the variation was primarily due to larger mineral property write-offs, foreign exchange losses, and legal fees.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Southwestern is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations.  The Company finances its activities by raising capital through the equity markets.  The Company does not hold any asset-backed commercial paper. The Company has no long-term debt and working capital as at September 30, 2007 was $24.0 million. The large reduction during the year to date is primarily due to Zincore's balance sheet no longer being consolidated with that of the Company. The Company used net cash of $4.1 million and $8.9 million on operating activities during the three and nine month periods ended September 30, 2007, respectively, compared with $1.5 million and $4.8 million during the corresponding periods in 2006.  The increase in the three and nine month periods of 2007 relates to higher foreign exchange losses, lower interest income, and significantly higher legal fees.

The Company used cash of $1.8 million and $18.8 million (net of receipts) on investing activities during the three and nine month periods ended September 30, 2007, respectively, compared with $4.1 million and $17.9 million during the same periods in 2006.  The decrease when comparing the three month periods is a result of a reduction in exploration expenditures on the Boka project pending the revised technical report as well as a redemption in 2007 of a short-term investment. When comparing the nine month period the increase was due to the removal of Zincore’s cash balance ($15.4 million) which was being consolidated with the Company until March 31, 2007. This removal was partially offset by the redemption of short-term investments and sale of longer term investments. The Company expended $2.9 million and $11.6 million on mineral properties and related deferred costs in China and Peru during the three and nine month periods ended September 30, 2007.  This is compared to $4.1 million and $12.7 million during the same periods in 2006. The majority of these expenditures were incurred on the Boka Project in China, the Liam Project in Peru, and the Accha-Yanque Project in Peru during the first quarter of 2007 when Zincore's expenditures were consolidated with those of the Company.  A total of $517,000 was expended on the acquisition of shares in Superior and a further $303,000 on capital assets during the nine month period in 2007.  The Company also received proceeds of approximately $5.2 million from the sale of Lake Shore and Zincore shares and $3.8 million from the redemption of short-term investments during the same nine month period in 2007.  The carrying value of mineral properties increased by $3.8 million primarily as a result of exploration expenditures of $6.8 million on the Boka Project, $1.4 million on the Liam Project, $1.9 million on Accha-Yanque and $1.1 million on various projects in China and Peru. This was offset by a reduction of $5.8 million as a result of Zincore's resource properties no longer being consolidated with the Company's resource properties and $1.6 million being written off relating to the Yunnan Gold Project and various other non-core projects in China and Peru.

During the nine month period ended September 30, 2007, the Company purchased 930,600 of its own common shares for costs totalling $7.2 million pursuant to its normal course issuer bid. During the same period, all of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3.7 million being recorded as a charge to deficit.

Southwestern Resources Corp.       9

Due to the adoption of new accounting standards (see "Changes in Accounting Policies") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss.  A total of $1.9 million and $2.2 million was recorded as unrealized losses on available-for-sale investments for the three and nine month periods ended September 30, 2007, respectively. The accumulated other comprehensive loss of $0.4 million reported on the consolidated balance sheet includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3.4 million, which is reduced by a realized portion of $1.6 million relating to the sale of Lake Shore common shares and an unrealized loss of $2.2 million as noted above.

The Company has commitments totalling $1,090,000 over five years (2007 - $91,000; 2008 to 2009 - $727,000; 2010 - $272,000) pertaining to leasehold obligations of Southwestern.  As well, the Company has employee retention bonus obligations totalling $127,583 in 2007 and $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company.  As well, the Company has launched an action of its own against its former President. The outcome of these legal actions as well as the significant legal costs associated with them could materially affect the Company’s future liquidity. See "Description of Business" on page 2 and "Results of Operations – Risks and Uncertainties" on page 12.

OUTSTANDING SHARE CAPITAL
As at November 6, 2007 there were 44,923,000 common shares issued and outstanding and the following stock options were outstanding:

Exercise Price Range	Options Outstanding
(in thousands)
$5.80-$10.59	806
$10.60-$15.39	30
Total	836

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS
During the three and nine month periods ended September 30, 2007 and 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors.  The Company received management fees, which are recorded as other income from Superior, Lake Shore and Zincore.  These are companies which are related by way of directors in common and/or by way of a management services agreement as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
(in thousands)
REMUNERATION PAID TO OFFICERS/DIRECTORS	$191	$159	$721	$452
MANAGEMENT FEES RECEIVED	$74	$18	$184	$54

There was also an amount of $82,826 (December 31, 2006 - $5,669) due to Southwestern from the above mentioned companies at September 30, 2007.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash and cash equivalents, exploration advances and other receivables, short-term investments, investments, accounts payable and accrued charges. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

10       Southwestern Resources Corp.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2007, the Company adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and measurement (Section 3855)
In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.  Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost.  The Company has classified its investments in public companies (other than those that the Company has significant influence in) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders' equity as a component of other comprehensive income. These amounts will be reclassified from shareholders' equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time.

Comprehensive Income (Section 1530)
Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports unrealized gains and losses on financial assets classified as available-for-sale on a consolidated statement of comprehensive income (loss) and a new category, accumulated other comprehensive income, has been added to the shareholders' equity section of the consolidated balance sheet.

CORPORATE GOVERNANCE
The Company's Board of Directors substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of four individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management.  Two of the three Audit Committee members are chartered accountants in Canada.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES
As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure and Stock Trading Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information.  The Company has also, with the assistance of an independent consulting company,  undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of Sections 404 and 302 of the Sarbanes-Oxley Act of 2002.

Southwestern Resources Corp.       11

The Company's management, with the participation and under the supervision of its CEO and Chief Financial Officer, have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. Internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting.

The Company's management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the nine month period ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. On July 19, 2007, the Company announced it had determined that there were deficiencies in its control procedures for its Boka Project.  See discussion under "Mineral Properties – Boka Project".  The Company has enhanced how certain procedures are effected by implementing additional safeguards including those relating to data compilation procedures.  The Company is continuing to monitor and review the execution of its controls and procedures.

RISKS AND UNCERTAINTIES
The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties.  The continued assessment of the Boka Project could result in a write-down, termination of exploration and development work or loss of the Company's interest in its Boka Project.  If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operation.

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company.  The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments.  If any of these actions or proceedings against the Company are successful, it may be subject to significant damages awards.  The Company is incurring significant legal fees defending its lawsuits.  Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

As a result of the Company withdrawing all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity.  This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect its financial performance or financial condition.  The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover.  Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly traded shares, and its ability to raise capital.

The specifics of the Company's other "risks" are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

OUTLOOK
The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies.  Southwestern has been able to develop highly prospective exploration projects in emerging countries.  The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  With its current treasury the Company currently intends to continue its proposed exploration programs. See “Risks and Uncertainties”.

ADDITIONAL INFORMATION
Additional information is provided in the Company's interim financial statements for the period ended September 30, 2007, the audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

12       Southwestern Resources Corp.